

April 11, 2013

<u>Via E-Mail</u>
Mr. Michael J. Valentine
Chief Financial Officer
John B. Sanfilippo & Son, Inc.
1703 North Randall Road
Elgin, Illinois 60123

   Re: John B. Sanfilippo & Son, Inc.
     Form 10-K for the Fiscal Year Ended June 28, 2012
     Filed August 30, 2012
     Definitive Proxy on Schedule 14A
     Filed September 13, 2012
     File No. 0-19681

Dear Mr. Valentine:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 28, 2012</u>

<u>Item 1 — Business, page 1</u>

<u>Narrative Description of Business, page 2</u>

<u>(vii) Raw Materials and Supplies, page 4</u>

1. We note that you sponsor a seed exchange program under which you provide peanut seed to growers in return for a commitment to repay the dollar value of that seed, plus interest, in the form of farmer stock inshell peanuts at harvest. Approximately 69% of the farmer stock peanuts you purchased in fiscal 2012 were grown from seed provided by you. Please provide a comprehensive analysis regarding the accounting treatment of the seed

exchange program including relevant accounting citations, and explain how and where the economic impact of the program is presented in your consolidated financial statements.

<u>Note 14 — Distribution Channel and Product Type Sales Mix, page 62</u>

2.   We note your disclosure on page 22 that your strategic plan includes utilizing your Fisher brand name recognition as a foundation for targeted sustained growth via value-added snack and baking products. We further note your disclosure on page 13 of Form 10-Q for the period ended September 27, 2012 indicating that you elected to forego certain private label baking nut business primarily due to two reasons: (i) your need for tree nuts to sustain the growth of your Fisher baking nut business at a time of reduced supplies of pecans and walnuts, and (ii) your unwillingness to use your unique re-sealable and stand-up Fisher style packaging for private label customers.

We would like to better understand your process of segment identification and understand how you determined that your branded products are not deemed a reportable segment. Please address the following points.

- Submit a schedule listing the operating segments you have identified according to the definition in ASC 280-10-50-1 and explain how you have considered the aggregation criteria of ASC 280-10-50-11 and the quantitative threshold guidance of ASC 280-10-50-12 through 280-10-50-19.

- Identify your CODM and provide us a copy of the report(s) reviewed by your CODM for the most recent fiscal year and quarter ended in connection with assessing performance and making resource allocation decisions.

<u>Definitive Proxy on Schedule 14A</u>

<u>Overview of Fiscal 2012 Executive Compensation Program</u>

<u>Direct Compensation, page 28</u>

<u>Individual Performance Payouts for the Management Team, page 30</u>

3.   We note that you disclose that the individual performance payouts under the Sanfilippo Value-Added Plan consider an individual performance component for your named executive officers "relative to goals proposed by each member of the Management Team."   If material, please disclose for each named executive officer the particular components or parameters of the individual goals for fiscal 2012, which you indicate "consisted of operational and business initiatives related to your Strategic Plan." See Item 402(b)(2)(vii) of Regulation S-K. We refer you to prior comment 10 from our letter to you dated January 29, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim (202) 551-3878 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director